UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at April 6, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: April 8, 2009

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES QUARTERLY COPPER PRODUCTION

April 6, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") is pleased to provide the following update on production results for the first quarter 2009.

Q1 2009 Production Highlights

	January	February	March
Copper Grade	0.350%	0.352%	0.403%
Average Tons Per Day Milled (thousands)	35.5	39.3	39.3[1]
Copper Recovery	81.6%	82.2%	83.3%
Copper Production (millions lbs)	6.4	6.2	7.3
Molybdenum (thousands lbs)	75	57	55

                                                              1Excludes 3.5 days of a scheduled maintenance shutdown.

During the first quarter of 2009, the Gibraltar Mine produced nearly 20 million pounds of copper and 187 thousand pounds of molybdenum, representing a 70% increase to copper production over the same period in 2008. These quarterly production figures are in line with annual production guidance of 80 million pounds of copper and 800 thousand pounds of molybdenum.

Russell Hallbauer, President and CEO of Taseko stated, "Over the past two years we have invested $250 million into the Gibraltar Mine to increase production and reduce operating costs. The results we are now reporting are validating the importance of these initiatives. First quarter production and our low cost structure combined with a strengthened copper price will provide healthy margins and cash flow.

"In only three months the price of copper, as quoted on the London Metal Exchange, has risen from a low of US$1.26/lb in late December to nearly US$1.90/lb today. At the same time, after major cost reduction initiatives our total cash costs have dropped to approximately US$1.15/lb for the first quarter."

Mr. Hallbauer continued, "The dramatic rebound in copper prices is encouraging and has allowed us to recommence work on our Phase II expansion; however, given the general uncertainty in the global economy, we will remain extremely cautious as we proceed with our capital spending to ensure we maintain sufficient working capital lines. As market conditions stabilize, we expect to complete the necessary work to increase the Gibraltar concentrator capacity to 55,000 tons per day, or 115 million pounds of annual copper production."

Contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.